

September 26, 2018

Stuart Paul
Chief Executive Officer
Rockwell Medical, Inc.
30142 Wixom Road
Wixom, Michigan 48393

> **Re: Rockwell Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 14, 2018**
> **File No. 333-227363**

Dear Mr. Paul:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (20)2) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Steven R. Barth, Esq.